UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*



                             Fair Isaac Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    303250104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 7, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 12 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 2 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,155,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,155,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,155,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.3%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 3 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,874,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,874,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,874,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 4 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,155,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,155,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,155,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.3%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 5 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,155,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,155,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,155,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.3%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 6 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Global Select Fund, Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  718,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          718,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              718,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.4%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 7 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              CGS, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  718,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          718,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              718,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.4%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 8 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg GS Holdings, Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  718,500
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          718,500
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              718,500
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.4%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 9 of 12 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  2,874,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          2,874,000
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,874,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              5.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 10 of 12 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This Amendment No.2 is filed with respect to the shares of the common stock, par value $0.01 per share (the "Common Stock"), of Fair Isaac Corporation, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of December 10, 2007 and amends and supplements the Schedule 13D, as heretofore amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.       PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended by the addition of the following:

            On December 7, 2007, the Reporting Persons and the Issuer entered into an agreement (the "December 7 Agreement") pursuant to which, subject to certain conditions: (i) the Issuer will increase the size of its board by two members and nominate Nick Graziano and Allan Loren for election to the Issuer's board at the Issuer's 2008 Annual Meeting of Shareholders; (ii) the Reporting Persons (including, as used in this paragraph, their controlled affiliates) will limit their future acquisition of Shares; (iii) the Reporting Persons will not participate in any proxy contest in opposition to proposals or matters proposed, recommended or otherwise supported by the Issuer's board of directors, with limited exceptions relating to certain publicly-announced transactions involving the Issuer ("Material Transactions"); (iv) the Reporting Persons will not seek to effect a merger or similar transaction involving the Issuer, with limited exception involving Material Transactions; (v) the Reporting Persons will not form a "group" with unrelated parties and (vi) the Reporting Persons will not publicly disparage any member of the Issuer's board or management. The restrictions referred to in clauses (ii) through (vi) will be in effect until the expiration of the "standstill" period, defined as the period from execution until the earlier of (a) a date that is eighty (80) days prior to the date of the Issuer's 2009 Annual Meeting of Stockholders (absent certain actions being taken by the Issuer's board in the interim, as described therein) and (b) a material breach by the Issuer of its obligations under the agreement. The foregoing description of the December 7 Agreement is a summary only and is qualified in its entirety by reference to the December 7 Agreement, which is attached hereto as Exhibit C.

            A copy of the related press release issued on December 10, 2007, announcing the expansion of the Issuer's board and the nomination of Mssgrs. Graziano and Loren as directors, is attached hereto as Exhibit D and is incorporated herein by reference.

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 11 of 12 Pages
----------------------------                        ----------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As discussed in Item 4 herein, the Reporting Persons and the Issuer entered into the December 7 Agreement, involving the nomination of two individuals selected by the Reporting Persons to the Issuer's board of directors and providing for certain standstill undertakings by the Reporting Persons.

     The Reporting Persons may from time to time enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Common Stock subject to recall at their discretion.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix III:   Information Regarding the Instruction C Persons

Exhibit A:    Letter to Issuer's Chief Executive Officer dated June 29, 2007
(previously filed)

Exhibit B:    Press release issued by Sandell Asset Management Corp. on
June 29, 2007 (previously filed)

Exhibit C:    Agreement by and among the Reporting Persons and the Issuer, dated as of December 7, 2007

Exhibit D:    Press Release dated December 10, 2007.

----------------------------                        ----------------------------
CUSIP No.  303250104            SCHEDULE 13D        Page 12 of 12 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 10, 2007

            CASTLERIGG MASTER INVESTMENTS LTD.
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG GLOBAL SELECT FUND LIMITED
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                TThomas E. Sandell, Chief Executive Officer


            CGS, LTD.
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            CASTLERIGG GS HOLDINGS, LTD.
            By:  Sandell Asset Management Corp.,
                 as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell, Chief Executive Officer


            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

                                  Appendix III
                 Information Regarding the Instruction C Persons

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as on executive officer of SAMC.

Sandell Director Services LLC serves as a director of SAMC, Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O'Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons' knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

--------------- ------------------- ---------------------- --------------------
Name            Principal           Address                Citizenship /
                Occupation                                 Place of Organization
--------------- ------------------- ---------------------- --------------------
Sandell         See Item 2          See Item 2             See Item 2
--------------- ------------------- ---------------------- --------------------
Sandell         Director Services   c/o Sandell Asset      Delaware
Director                            Management Corp.,
Services LLC                        40 West 57th Street,
                                    26th floor
                                    New York, NY 10019
--------------- ------------------- ---------------------- --------------------
Mignon          Executive of an     Le Prince de Galles    Belgium
                investment manager  10 Avenue de Grande-
                                    Bretagne
                                    MC-98000 Monte-Carlo
                                    MONACO
--------------- ------------------- ---------------------- --------------------
InterCaribbean  Fund Administrator  c/o Citco BVI Limited  Curacao,
Services Ltd.                       Citco Building         Netherlands
                                    Wickhams Cay           Antilles
                                    PO Box 662
                                    Road Town, Tortola
                                    British Virgin Islands
--------------- ------------------- ---------------------- --------------------
O'Brien         Chief Financial     40 West 57th Street,   United States
                Officer of          26th Floor
                SAMC                New York, New York
                                    10019
--------------- ------------------- ---------------------- --------------------
Gashler         General Counsel     40 West 57th Street,   United States
                of SAMC             26th Floor
                                    New York, New York
                                    10019
--------------- ------------------- ---------------------- --------------------
Unver           Portfolio Manager   98 rue de Saint-Jean   Switzerland
                                    case postale 5240
                                    CH-1211 Geneve 11
                                    Switzerland